Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120274-10

Supplement to Prospectus Supplement Dated February 18, 2005
(to Prospectus Dated December 1, 2004)

$381,248,000
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2005-3

GSAA Home Equity Trust 2005-3
Issuer

GS Mortgage Securities Corp.
Depositor

Wells Fargo Bank, National Association
Servicer

This is a supplement to the prospectus supplement dated February 18, 2005 (the “Prospectus Supplement”) to the Prospectus dated December 1, 2004 (the “Prospectus”) relating to the GSAA Home Equity Trust 2005-3 Asset-Backed Certificates, Series 2005-3.

•           The following Risk Factor is added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced

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Goldman, Sachs & Co.

The date of this Supplement is April 18, 2008

availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  In some cases, it has caused certain loan originators to cease operations.

Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan originator to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the trust do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the trust.

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In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the trust. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the trust's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•
The Risk Factor entitled “Geographical Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on pages S-9 - 10 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the originator or servicer that impairs the trust’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this supplement.

•
The Risk Factor entitled “Violation of Various Federal State and Local Laws may Result in Losses on the Mortgage Loans” on pages S-16 – 17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

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Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest

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and fees paid). In particular, the originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

Wells Fargo Bank, N.A. as the responsible party has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition Wells Fargo Bank, N.A., has represented that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, Wells Fargo Bank, N.A. will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the trust.  Any such limitations could adversely affect the trust’s ability to realize on the mortgage loans.

•	The following Risk Factors are added to the Prospectus Supplement:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial servicer in accordance with the provisions of the applicable servicing agreement as a result of the servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in the servicer’s performance under the applicable servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.

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As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates. In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the trust are first lien loans, at the time of origination the originator also may have made second lien loans to the same borrowers that will not be included in the trust.  In addition, other borrowers whose loans are included in the trust may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the trust.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the trust may be affected by associated second lien loans.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with the loan seller and servicer.  In taking any actions or engaging in other transactions

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with the loan seller, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by the loan seller that are not included in the issuer, and may seek to enforce against the loan seller any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans. Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to the loan seller, and may seek to enforce remedies against the loan seller if an event of default occurs in respect of that financing. Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with the loan seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against the loan seller on behalf of the issuer or with respect to mortgage loans included in the trust fund.

The Responsible Party May Not Be Able to Repurchase Defective Mortgage Loans
The responsible party has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If the responsible party fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then the responsible party would be required to repurchase, or substitute for, the defective mortgage loan.  The inability of the responsible party to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

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